MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

21 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 21 November 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

Central Compliance

Deutsche Bank

BY FAX AND POST

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Telephone +44 (0) 20 7545 8000

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

20 November, 2002

The Company Secretary
My Travel Group Plc
Parkway One
Parkway Bus Centre
300 Princess Road
Manchester
M14 7QU

COMPANY SECRETARY'S DEPARTMENT
21 NOV 2002
RECEIVED

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 15 August 2002, and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 494,887,167 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of My Travel Group Plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.

If you require any further information concerning this notification, please contact Cheryl Slater or David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

s:\central\shared\198\my travelnln2.doc
DJL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not supplied

11. Date company informed

20 November 2002

12. Total holding following this notification

Not supplied

13. Total percentage holding of issued class following this notification

No longer a notifiable interest. Percentage not supplied.

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux Assistant company secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon – Group company secretary

Date of notification

21 November 2002